September 8, 2008

Amanasu Techno Holdings Corporation
11th Floor 115 East 57th Street
New York NY, 10022

United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Kristin Shifflett

Dear Ms. Shifflett:

Please accept this letter as our response to your letter of comment, dated July 21, 2008. Your letter contained two comments and we will respond to them in order.

  This comment questions whether our failure to provide a report on our assessment of internal control over financial reporting impacts our conclusion regarding the effectiveness of our disclosure controls and procedures as of the end of the year 2007. We have further amended our filing of Form 10-KSB for the year ended December 31, 2008 to revise our conclusion on the effectiveness of our disclosure controls and procedures.
  The Company acknowledges the following:
    The Company is responsible for the adequacy and the accuracy of the disclosure in the filing;
    Any change in disclosure in response to staff comments does not foreclose the Commission from taking an action with respect to the filing; and
    The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.

I trust that this response to your letter of comment is satisfactory.

Yours Sincerely,

/s/ Chris Lai

Chris Lai